BB 3/12



02003596

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC RECEIVED
PROCESSING
MAR 0 5 2002
WASH.
365
SECTION

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CREATIVE INVESTOR SERVICES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 BURRITTS LANDING
(No. and Street)

WESTPORT CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WINSTON ALLEN
(203) 227-4897
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN T. HILL P.C.
(Name — *if individual, state last, first, middle name*)

5 EVERSLEY AVENUE SUITE # 206 NORWALK CT 06851
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/19/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, WINSTON ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN T. HILL, P.C., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES 9/30/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC

TABLE OF CONTENTS

Stephen T. Hill, P.C.
Certified Public Accountant
5 Eversley Avenue, Suite # 206
Norwalk, CT 06851

Telephone: (203) 838-5025
Facsimile: (203) 855-9418

Independent Autitor's Report

To the Board of Directors
Creative Investor Services, Inc
4 Burritts Landing
Westport, CT 06880

I have audited the accompanying balance sheet of Creative Investor Services, Inc (an S Corporation) as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Investor Services, Inc at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their share of the company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the financial statements of the company taken as a whole. The accompanying Focus Report-PartIIA-Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing porcedures applied in the audit of the financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Stephen T Hill

February 24, 2002

CREATIVE INVESTOR SERVICES, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$ 8,654	
Total Current Assets		$ 8,654
Property & Equipment		
Fixtures & Equipment	18,132	
Accumulated Depreciation	<18,132>	
Net Property & Equipment		-0-
Total Assets		$ 8,654

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
None	$ -0-	
Total Current Liabilities		$ -0-
Long-Term Liabilities		
None	-0-	
Total Long-Term Liabilities		-0-
Total Liabilities		-0-
Stockholder's Equity		
Common Stock	1,000	
Paid In Capital	31,450	
Retained Earnings	<23,796>	
Total Stockholder's Equity		8,654
Total Liabilities & Stockholder's Equity		$ 8,654

The accompanying notes are an integral part of these financial statements.

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2001

Income		
Commissions	$ 3,947	
Total Income		$ 3,947
Expenses		
Legal & Accounting	1,524	
Office Expense	759	
Commissions	295	
Dues & Subscriptions	25	
Sipc Fees	150	
NASD Fees	965	
Total Expenses		3,718
Net Income from Operations		229
Other Income <Expense>		
Interest Income	339	
Total Other Income <Expense>		339
Net Income for Period before Provision for Income Taxes		568
Provision for Income Taxes		
State of Connecticut	250	
Total Provision for Income Taxes		250
Net Income for Period		318
Retained Earnings - Beginning of Period		<24,114>
Retained Earnings - End of Period		$ <23,796>

The accompanying notes are an integral part of these financial statements.

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flow Provided from Operating Activities:		
Net Income for Period		$ 318
Net Cash Provided from Operating Activities		318
Cash Flow Provided from Investing Activities:		
Proceeds from Stockholder's Capital	700	
Net Cash Provided from Investing Activities		700
Cash Flows Provided from Financing Activities:		
None	-0-	
Net Cash Provided for Financing Activities		-0-
Net Increase in Cash		1,018
Cash Balance - Beginning of Year		7,636
Cash Balance - End of Year		$ 8,654

The accompanying notes are an integral part of these financial statements

CREATIVE INVESTOR SERVICES, INC.

Notes to Financial Statements

December 31, 2001

Note 1 - Organization

Creative Investor Services, Inc

Creative Investor Services, Inc (an S Corporation) was founded to perform investment services and to be compensated for such services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares their financial statements using the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. As of December 31, 2001 all property and equipment are fully depreciated.

Expenditures for maintenance and repairs are charged to expenses as incurred.

Note 3 - Cash and Cash Equivalents

The company defines all highly liquid investments with a maturity of three months or less when purchased as cash equivalents. At December 31, 2001 the carrying amount of combined cash book balances with financial institutions was $ 8,654 and the bank balance was $ 8,654.

Note 4 - Income Taxes

The financial statements do not include a provision or liability for Federal Income Taxes because the Stockholder is taxed individually on S Corporation Earnings.

Supplemental

Information

(5-31-87)

FORM X-17A-5

3/89

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

CREATIVE INVESTOR SERVICES INC [13]

SEC FILE NO. [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

[20]

(No. and Street)

[21] [22] [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 10/01/01 [24]

AND ENDING (MM/DD/YY) 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 19____

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 8654	200			$ 8654	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 8654	540	$	740	$ 8654	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1000 [1792]
C. Additional paid-in capital		31450 [1793]
D. Retained earnings		(23798) [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 8654 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 8654 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 8654	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			8654	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 8654	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 8654	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	2%	3736	(173)	3740
10.	Net Capital			$ 8481	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 3481	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ —0—	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ —0—	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3880
24.	Net capital requirement (greater of line 22 or 23)	$ 5000	3760
25.	Excess net capital (line 10 less 24)	$ 3481	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ 8481	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES

For the period (MMDDYY) from 10/01/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	835	3995
9. Total revenue	$ 835	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses			4100
16. Total expenses		$ 525	4200

NET INCOME

Item		Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 310	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 310	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 217	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES

For the period (MMDDYY) from 10/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	9144	4240
A. Net income (loss)				310	4250
B. Additions (Includes non-conforming capital of	$		4262)		4260
C. Deductions (Includes non-conforming capital of	$	800	4272)	800	4270
2. Balance, end of period (From item 1800)			$	8654	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	-0-	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$	-0-	4330

OMIT PENNIES



National Brand 45-606 Eye-Ease® 45-306 2 - Pack Made in USA

Creative Investor Services

Capital Worksheet

	Initials	Date
Prepared By		
Approved By		

#		1 PAID-IN CAP + COMMON SH	2 +/- AAA	3 + UTI	4 - FIXED ASSETS	5 +/- YTD PROFIT/(LOSS)	6 = CAPITAL @ 100%
1	1999						
2	JAN	38490	-28931	1417	-0-	- 870	10106
3	FEB	38490	-28931	1417	-0-	3055	14031
4	MAR	38490	-28931	1417	-0-	2460	13436
5	APR	33900	-28931	1417	-0-	3062	9448
6	MAY	32900	-28931	1417	-0-	3036	8422
7	JUN	33150	-28931	1417	-0-	3069	8705
8	JUL	33150	-28931	1417	-0-	3714	9350
9	AUG	33150	-28931	1417	-0-	3465	9101
10	SEPT	33150	-28931	1417	-0-	3467	9103
11	OCT	33150	-28931	1417	-0-	3225	8861
12	NOV	33150	-28931	1417	-0-	3176	8812
13	DEC	33150	-28931	1417	-0-	3610	9246
14							
15	2000						
16	JAN	33150	-25321	1417	-0-	429	9675
17	FEB	33150	-25321	1417		<1265>	8410
18	MAR	33150	-25321	1417		<966>	8280
19	APR	33150	-25321	1417		<347>	8899
20	MAY	32850	-25321	1417		<833>	8113
21	JUN	32850	-25321	1417		<790>	8156
22	JUL	32850	-25321	1417		122	9068
23	AUG	32850	-25321	1417		<104>	8842
24	SEP	33050	-25321	1417	-0	<152>	8994
25	OCT	33050	-25321	1417		(254)	8892
26	NOV	33050	-25321	1417		141	9287
27	DEC	31750	-25321	1417		(210)	7636
28	2001						
29	JAN	32250	-25531	1417	-0-	608	8744
30	FEB	32250	-25531	1417	-0-	(348)	7788
31	MAR	33250	-25531	1417	-0-	(886)	8250
32	APR	33250	-25531	1417	-0-	(726)	8410
33	MAY	33250	-25531	1417	-0-	(380)	8756
34	JUN	33250	-25531	1417	-0-	(593)	8543
35	JUL	33250	-25531	1417	-0-	55	9191
36	AUG	33250	-25531	1417	-0-	(51)	9085
37	SEPT	33250	-25531	1417	-0-	8	9144
38	OCT	31750	-25531	1417	-0-	524	8160
39	NOV	32450	-25531	1417	-0-	161	8437
40	DEC	32450	-25531	1417	-0-	318	8654

CREATIVE INVESTOR SERVICES, INC

FINANCIAL STATEMEMTS

DECEMBER 31, 2001